Filed by SCANA Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities Exchange Act of 1934

Subject Company: SCANA Corporation
(Commission File No.: 1- 8809)

Information provided to Customer Service Representatives:

SCE&G files lawsuit challenging new South Carolina law

SCANA distributed a news release today regarding a lawsuit that SCE&G filed to challenge the constitutionality of a South Carolina law significantly reducing company revenues from electric rates authorized by state law and previous orders of the Public Service Commission of South Carolina. You can read more about the lawsuit on our website:

•	News release

•	Lawsuit

Additionally, the following Q&A is intended to help you better understand the lawsuit.

Why did SCE&G file this lawsuit?
SCE&G filed this lawsuit because the new law is an unlawful and unconstitutional taking of private property; the new law denies SCE&G both procedural and substantive due process of law; and the new law is an unlawful and unconstitutional bill of attainder. A bill of attainder is specifically prohibited by the Constitution. A bill of attainder is a special legislative act that is directed at a single person or a single company that seeks to punish without a trial or opportunity to defend oneself in court.

Does this mean customers won’t get the rate reduction the legislature just voted on last week?
In the lawsuit, SCE&G has asked the court to declare the new law unconstitutional, and it has also requested that the court enter an injunction that would prohibit the SCPSC from implementing the new law until evidence can be heard before a federal judge in court. SCE&G has offered to hold the amount of the rate reduction in escrow while the court evaluates this lawsuit.

How long will it take a judge to rule? When will customers see a rate reduction if the judge rules against SCE&G?
SCE&G has asked the court to hear this matter and issue a ruling quickly. In the meantime, SCE&G is taking necessary steps to comply with the law.

If the judge rules against SCE&G, will customers get a rebate on the bill or a check?
SCE&G will comply with the law.

How will customers know what their amount will be?  Will it show the calculation and the breakout on their bill?
SCE&G is taking necessary steps to comply with the law and will provide this information when we have it.

What does a temporary reduction mean?  Will customers’ rates go back up at some point?
As SCE&G understands the law, unless the SCPSC decided to alter the temporary reduction, it would be in effect until approximately Dec. 21, 2018, when the SCPSC is expected to issue its final order on the proposed combination of SCANA and Dominion.

When will the proposed merger with Dominion happen? When will customers get their $1,000?
The new law could put the proposed merger of SCANA and Dominion Energy in jeopardy. The potential SCANA-Dominion merger would provide numerous, substantial benefits to our electric customers. For example, the merger proposal includes SCE&G’s purchase of a natural gas generating plant that replaces more than 40 percent of the projected generating capacity from the SCE&G portion of the nuclear project. The cost of acquiring this gas plant has been borne by shareholders, not customers.

The proposed rebate to customers would come 90 days after the merger is approved.

Additional Information

In connection with the proposed transaction, Dominion Energy has filed a registration statement on Form S-4, which includes a document that serves as a prospectus of Dominion Energy and a proxy statement of SCANA (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus was mailed to SCANA’s shareholders on or about June 15, 2018. Investors and security holders can obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website (http://www.sec.gov) or from Dominion Energy or SCANA. The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge by directing a request to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

Participants in the Solicitation

Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Dominion Energy’s directors and executive officers is available in Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, in its proxy statement dated March 23, 2018, for its 2018 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about SCANA’s directors and executive officers is available in SCANA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as amended by a Form 10-K/A dated April 27, 2018, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above.